UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Harte Hanks, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

416196202

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 416196202

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		411,399
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

411,399
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

411,399
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 416196202

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $1.00 par value per share (the “Shares”), of Harte Hanks, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1 Executive Drive, Chelmsford, Massachusetts 01824.

Item 2.	Identity and Background.

(a)       This statement is filed by Bradley L. Radoff (“Mr. Radoff” or the “Reporting Person”).

(b)       The principal business address of Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098.

(c)       The principal occupation of Mr. Radoff is serving as a private investor. Mr. Radoff is also a director of the Issuer.

(d)       Mr. Radoff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Mr. Radoff has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Radoff is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Radoff purchased 368,900 of the Shares beneficially owned by him with personal funds. The aggregate purchase price of the 368,900 Shares purchased by Mr. Radoff is approximately $1,958,836, including brokerage commissions.

Mr. Radoff has also been awarded an aggregate of 54,547 restricted stock units (“RSUs”) under the Issuer’s 2020 Equity Incentive Plan (the “2020 Plan”), each of which represents a contingent right to receive one Share upon vesting, in connection with his service as a director of the Issuer, of which 42,499 RSUs have vested.

Item 4.	Purpose of Transaction.

Mr. Radoff is a director of the Issuer. Except in Mr. Radoff’s capacity as a director of the Issuer, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

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CUSIP No. 416196202

Item 5.	Interest in Securities of the Issuer.

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 7,288,983 Shares outstanding as of October 31, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024.

As of the date hereof, Mr. Radoff directly beneficially owns 411,399 Shares, constituting approximately 5.6% of the Shares outstanding.

(b)       Mr. Radoff has the sole power to vote and dispose of the Shares owned by him.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Person during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 23, 2024, Mr. Radoff was granted 12,048 RSUs under the 2020 Plan in connection with his service as a director of the Issuer. Each RSU represents a contingent right to receive one Share upon vesting, and each RSU vests on the one year anniversary of the date of grant.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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CUSIP No. 416196202

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2024

/s/ Bradley L. Radoff
Bradley L. Radoff

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CUSIP No. 416196202

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

BRADLEY L. RADOFF

Purchase of Common Stock	42,775	5.6469[1]	12/04/2024
Purchase of Common Stock	17,225	5.8275[2]	12/05/2024

1 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.50 to $5.70 per Share. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $5.76 to $5.90 per Share. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote.